

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2019

Pnina Fishman
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon
P.O. Box 7537
Petach-Tikva
4951778, Israel

> **Re: Can-Fite BioPharma Ltd.**
> **Registration Statement on Form F-1**
> **Filed May 3, 2019**
> **File No. 333-231209**

Dear Dr. Fishman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gary Emmanuel, Esq. - McDermott Will & Emery LLP